EXHIBIT 99.5

Press Release

Total Delivers its First

Carbon Neutral LNG Cargo

Paris, October 20, 2020 – Total has delivered its first shipment of carbon neutral1 liquefied natural gas (LNG) to the Chinese National Offshore Oil Corporation (CNOOC).

The loading operation was carried out at the Ichthys liquefaction plant in Australia, and the shipment was delivered on September 29 to the Dapeng terminal, China.

“We are proud to have completed this first shipment of carbon neutral LNG with CNOOC, a long-standing partner of Total. This first LNG shipment, whose carbon emissions have been offset throughout the value chain, represents a new step as we seek to support our customers towards carbon neutrality,” explains Laurent Vivier, President for Gas at Total. “The development of LNG is essential to meet the growth in global demand for energy while reducing the carbon intensity of the energy products consumed.”

The carbon footprint of the LNG shipment was offset with VCS (Verified Carbon Standards) emissions certificates financing two projects:

◾	Hebei Guyuan Wind Power Project, which aims to reduce emissions from coal-based power generation in northern China.

◾	Kariba REDD+ Forest Protection Project, which aims to protect Zimbabwe’s forests

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Total, Second Largest Private Global LNG Player

Our Group has made natural gas, the least pollutant of all fossil fuels, a cornerstone of its strategy to meet a growing global demand for energy while helping to mitigate climate change. We are focusing in particular on LNG, which can be easily transported and delivered as close as possible to consumer markets. Total is present across the entire LNG value chain, from production and liquefaction of natural gas to LNG shipping and trading, regasification using terminals and floating storage regasification units (FSRUs) and contributes to the development of the LNG sector for maritime transportation.

1 The term “carbon neutral” indicates that Total and CNOOC have offset the amount of carbon dioxide equivalent associated with the whole carbon footprint of the LNG Cargo (including the production, liquefaction, shipping, regasification, and end-use) through VCS certified emission reduction projects.

Total is the second-largest global LNG stakeholder in the private industry, with an overall portfolio of nearly 50 Mt/year by 2025 and a worldwide market share of 10%. With over 34 Mt of LNG sold in 2019, the Group has solid and diversified positions across the LNG value chain. The Group sells LNG in all world markets via its stakes in liquefaction plants in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia and Angola.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.